

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-Mail
Dr. Tracy K. Gibbs
Chief Executive Officer
Nutranomics, Inc.
11487 South 700 East
Salt Lake City, UT 84020

      Re: Nutranomics, Inc.
            Amendment No. 3 to Current Report on Form 8-K/A
            Filed January 13, 2014
            File No. 0-53551

Dear Dr. Gibbs:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Current Report on Form 8-K/A filed January 13, 2014

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 24

Liquidity and Financial Condition, page 25

1.   We note your disclosure on page 26 in response to our prior comment 7 and reissue the comment. Please include the amounts outstanding and the amounts available to be drawn in your discussion of outstanding debt instruments.

Exhibit 99.1

Financial Statements

2.   In response to prior comment 9, we note you have amended the Form 8-K to include the financial statements of Health Education Corporation that were originally included in the 8-K, filed on September 24, 2013, for the years ending July 31, 2013 and 2012. We are unable to concur with your presentation of stockholders' equity and earnings per share with respect to these financial statements. The acquisition of Health Education Corporation by Buka Ventures, Inc. is considered to be a capital transaction in substance rather than a business combination. It is viewed to be a reverse recapitalization transaction, and in order to reflect the change in capitalization, the equity section of your balance sheet, stockholders' equity and earnings per share should be recast for all historical periods to reflect the exchange ratio. As such, we reissue prior comment 17 from our letter dated October 21, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Lance Brunson
        Brunson Chandler & Jones, PLLC